Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

KEMET Electronics Corporation:

We consent to the incorporation by reference in the registration statement (no. 33-60092) on Form S-8 of KEMET Corporation of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the KEMET Employees’ Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the year ended December 31, 2008 and for the nine months ended December 31, 2007, and the supplemental schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the KEMET Employees’ Savings Plan.

/s/ KPMG LLP
KPMG LLP
Greenville, South Carolina
June 29, 2009